Exhibit 99.2

Ad-hoc-Report according to § 15 WpHG	Bayer AG Investor Relations 51368 Leverkusen Germany www.investor.bayer.com

Bayer plans to acquire Schering

Leverkusen, March 23, 2006

Schering’s Management Board says it is willing to support the offer

Bayer AG intends to submit a voluntary public offer to Schering AG stockholders and holders of American Depositary Shares (ADS) of Schering AG, through a wholly owned subsidiary (Dritte BV GmbH, Leverkusen), to acquire their shares/ADSs against payment of EUR 86 per share/ADS. The offer corresponds to a transaction volume of EUR 16.3 billion.

The offer refers to no-par bearer shares of Schering AG traded under ISIN DE 0007172009 (WKN 717 200) and American Depositary Shares of Schering AG evidenced by American Depositary Receipts and traded under CUSIP: 806585 20 4/ISIN US 8065852043.

The Board of Management and the Supervisory Board of Bayer AG have approved the offer. The consideration offered represents a premium of 39 percent over the price of €62.04 at which Schering shares were traded on March 8, 2006 prior to the submission of the rival bid by Merck KGaA.Bayer AG’s offer will be 12 percent above the offer announced by Merck KGaA.

The takeover offer by Dritte BV GmbH will be made subject to the usual terms and conditions to be stated in the offer document. These conditions will most likely include the achievement of a 75 percent minimum acceptance rate.

The proposed acquisition is to be financed through existing liquidity of around EUR 3 billion and a credit line provided by Credit Suisse and Citibank. At a later date, it is planned to refinance this credit line through a combination of equity and debt capital and hybrid capital instruments.  The planned equity capital measures will total up to EUR 4 billion, depending on the acceptance rate and the composition of the debt financing package. As a further financing measure, Bayer also plans to divest H.C. Starck and Wolff Walsrode, both subsidiaries of Bayer MaterialScience.

The takeover offer document will be published on the Internet at www.bayer.com after it has been formally approved by the German Federal Financial Supervisory Authority (BaFin).

Bayer’s acquisition of Schering AG would create a health care company of international standing. It would be consistent with Bayer’s strategic focus on profitable pharmaceutical specialties, and would increase these products’ share of pharmaceuticals sales from currently 25 percent to around 70 percent. The combined pharmaceuticals business would have a balanced portfolio of sound basic businesses and business units such as oncology, cardiology/hematology and gynecology that show above-average growth rates.

The Board of Management of Schering AG has declared its intention, subject to a further review of the offer documents, to approve the planned takeover offer by Dritte BV GmbH and recommend its acceptance to Schering AG stockholders. It is planned to merge Schering AG and Bayer’s existing pharmaceuticals business to form an independent division of the Bayer HealthCare subgroup. The new company, to be named “Bayer-Schering Pharmaceuticals,” would be headquartered in Berlin.

Bayer believes the acquisition would further enhance the profitability of its health care business, which would have a combined sales volume of about €15 billion based on 2005 figures. It is therefore planned to increase the EBITDA margin of this business from currently 19 percent to 25 percent by 2009. It is also intended to raise the long-term EBITDA margin target for the Bayer Group as a whole.

Leverkusen

The Board of Management

Bayer AG

D-51368 Leverkusen

Germany

ISIN: DE0005752000

WKN: 575 200

Listing: Official market Frankfurt sub-segment entailing additional post-admission obligations (Prime Standard) Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart; Swiss Exchange; London; Madrid; New York

Bayer Investor Relations contacts:

Dr. Alexander Rosar (+49-214-30-81013)

Dr. Juergen Beunink (+49-214-30-65742)

Peter Dahlhoff (+49-214-30-33022)

Ilia Kürten (+49-214-30-35426)

Ute Menke (+49-214-30-33021)

Judith Nestmann (+49-214-30-66836)

Important information

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The terms and conditions of the offer will be published in the offer document only after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) has been obtained. At the time of publication of the offer document and commencement of the tender offer, Dritte BV GmbH will file a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC when they become available because they will contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents when they become available free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.de.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG intends to apply for exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer from and after the first public announcement of the offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in the annual and interim reports of Bayer AG to the Frankfurt Stock Exchange and in our reports filed with the SEC. Bayer AG and Dritte BV GmbH do not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.